EXHIBIT 21

SCHEDULE OF SUBSIDIARIES

The following is a list of the registrant’s subsidiaries at March 19, 2010.

Name of Organization	State of Incorporation or Organization

Bank of the Pacific	Washington

PFC Statutory Trust I	Connecticut

PFC Statutory Trust II	Delaware

Gemstone Holdings LLC	Washington

Coastal Holdings LLC	Washington